Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$66,793	$43,422	$83,306	$94,320	$221,910	$127,213	$138,942
Equity in earnings and gains (losses) on equity transactions of equity investments	(861)	—	—	—	(119,423)	(26,115)	(45,443)
Fixed charges	88,126	89,423	180,193	171,459	165,903	143,663	118,212
Distributions from equity investments	—	—	—	—	5,387	22,646	24,572
Capitalized interest	—	—	—	(489)	(335)	—	—
Adjusted Earnings	$154,058	$132,845	$263,499	$265,290	$273,442	$267,407	$236,283

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$88,126	$89,423	$180,193	$170,970	$165,568	$143,663	$118,212
Capitalized interest	—	—	—	489	335	—	—
Total Fixed Charges	$88,126	$89,423	$180,193	$171,459	$165,903	$143,663	$118,212

Ratio of Earnings to Fixed Charges	1.7x	1.5x	1.5x	1.5x	1.6x	1.9x	2.0x